SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
AbitibiBowater Inc.

(Name of Issuer)

Common Stock, $1.00 par value	003687100
(Title of class of securities)	(CUSIP number)

George Karfunkel
59 Maiden Lane
New York, New York 10038l
(212) 936-5100

(Name, address and telephone number of person authorized to receive notices and communications)
January 30, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 4 Pages)

CUSIP No. 003687100	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: George Karfunkel. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	555,263
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	555,263
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		555,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.5%		1%
14	TYPE OF REPORTING PERSON:	IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Statement”) pertaining to the common stock, $1.00 par value (the “Shares”), of AbitibiBowater Inc., a Delaware corporation (the “Company”), and is filed by George Karfunkel.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)         As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown the cover page, which information is incorporated by reference herein.  The percentage is based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the period ending September 30, 2008.

(b)         As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein

(c)         On January 30, 2009, Mr. Karfunkel sold 2,444,737 Shares at the price of $0.80 per Share in open market transactions on the New York Stock Exchange.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)         As a result of the sale reported in paragraph (c) above, on January 30, 2009 Mr. Karfunkel ceased to be the beneficial owner of more than 5% of the outstanding Shares of the Company.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  February 2, 2009

s/George Karfunkel
George Karfunkel